March 30, 2016	Mark C. Amorosi mark.amorosi@klgates.com 202.778.9351

VIA EDGAR AND E-MAIL

Elisabeth Bentzinger

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Responses to Securities and Exchange Commission Staff Comments on Post-Effective Amendment No. 8 to the Registration Statement on Form N-1A of 1290 Funds (File Nos. 333-195390; 811-22959)

Dear Ms. Bentzinger:

On behalf of the above-referenced registrant, set forth below are additional comments that you provided on February 23, 2016, concerning Post-Effective Amendment No. 8 (“PEA No. 8”) to the Registration Statement on Form N-1A of 1290 Funds (the “Trust”), as filed with the Securities and Exchange Commission (“SEC”) on November 19, 2015. PEA No. 8 was filed in connection with registering two new series of the Trust, 1290 Global Talents Fund (the “Fund”) and 1290 Global Equity Income Fund. As indicated in the explanatory note on the facing page of Post-Effective Amendment No. 18 (“PEA No. 18”) to the Trust’s registration statement, filed with the SEC as of the date of this letter, the Trust has determined not to proceed with the registration of 1290 Global Equity Income Fund. Therefore, this letter provides responses to your additional comments solely as they relate to the Fund.

Your additional comments are set forth in italics and are followed by the Trust’s supplemental responses. Disclosure changes made in response to your comments are included in PEA No. 18. Unless otherwise noted, defined terms have the same meanings as in PEA No. 8 and page references are to the page numbers in PEA No. 8.

1.	Global Talents Fund - Summary Prospectus

(a)	The staff notes that the Fund is new and therefore does not include performance information. Please identify supplementally the broad-based securities market index that the Fund will utilize.

Response: The Trust anticipates that the benchmark utilized for the Fund will be the MSCI All Country World (Net) Index.

K&L GATES LLP

1601 K STREET N.W.    WASHINGTON    DC 20006

T +1 202 778 9000  F +1 202 778 9100  klgates.com

(b)	Please remove the discussion of the manager of managers exemptive relief from the principal strategy section.

Response: The Trust has made the requested change. The disclosure now appears in the section entitled “Who Manages the Fund.”

*            *             *            *            *

If you have any questions or comments regarding the foregoing, please contact me at (202) 778-9351.

Sincerely,

/s/ Mark C. Amorosi

Enclosure

cc:	Patricia Louie, Esq.

Anthony Geron, Esq.

Kiesha T. Astwood-Smith, Esq.

AXA Equitable Funds Management Group, LLC

2	March 30, 2016